UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Financial Update

Evaxion Biotech A/S (the “Company”) estimates that its cash and cash equivalents were approximately $11.9 million as of October 1, 2021.  This amount is unaudited and preliminary and is subject to completion of the Company’s financial closing procedures and is not necessarily indicative of any future period and should be read together with "Risk Factors," "Special Note Regarding Forward-Looking Statements," and our financial statements and related notes contained the Company’s Form 20-F for the year end December 31, 2020 and the Company’s current and future reports filed with, or submitted to, the U.S. Securities and Exchange Commission (SEC). As a result, this amount may differ from the amount that will be reflected in the Company’s financial statements.

The information furnished pursuant to this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any other filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: October 26, 2021	By:	/s/ Glenn S. Vraniak
Glenn S. Vraniak
Chief Financial Officer